maxis®

SUPPL

RECEIVED

2007 AUG -3 A 5:

OFFICE OF INTE... CORPORATE FI...

(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

19 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

MAXIS COMMUNICATIONS BERHAD ("Maxis")
File No: 082 - 34780
Rule 12g3-2(b) : Reporting Requirements of the United States Securities and Exchange Act of 1934

Introduction

Maxis obtained an exemption from registration of its securities under the Rule 12g3-2(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") from the Securities and Exchange Commission (the "SEC") in 29 March 2004 (informed by SEC via email on 29 March 2004, a copy of which is attached for your ease of reference).

Since the SEC approval Maxis has been submitting the following information to SEC on regular basis:-
1. All announcements to Bursa Malaysia Securities Berhad; and
2. All forms lodged with the Companies Commission of Malaysia.
(hereinafter refer to "Documents"))

Further to our letter dated 2 July 2007 enclosing the Documents till 30 June 2007, we enclose herewith the Documents for the period from 1 July 2007 to 12 July 2007, for your kind attention.

Please note that none of such information contains or constitutes an offer of securities for sale or an offer for purchase of securities outside Malaysia, including the United States or to US Persons (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended).

Take-over Notice

Maxis was served with a Take over Notice from CIMB Investment Bank Berhad on behalf of Binariang GSM Sdn Bhd to acquire all voting shares in Maxis ("Take-over offer"). A copy of the announcement to Bursa Securities is attached herewith for your kind attention.

We have received Bursa Securities' confirmation that Maxis has been delisted from the Official List of Bursa Securities.with effect from 13 July 2007.

As such, we wish to inform you that we no longer seek the exemption from registration for our securities under Rule 12g3-2(b) and we do not intend to submit any future information to the SEC.

Thank you.

07025696

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

Yours faithfully,

Sandip Das
Director

Dipak Kaur
Company Secretary

DK/NS/csa

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	03 July 2007 10 July 2007	Bursa Securities Listing Requirements	A
2. General Announcement	10 July 2007	Bursa Securities Listing Requirements	B
3. Changes in Substantial Shareholder's Interest Pursuant to Form 29A/B/C of the Companies Act. 1965 1) Shield Estate N.V. 2) Hj Affendi B. Tun Hj. Mohd Stephens 3) Dato' Hj. Badri B. Hj. Masri 4) Tun Hj. Mohammed Hanif Omar 5) Mohamad Shahrin B. Merican 6) Harapan Nusantara Sdn Bhd 7) Maxis Holdings Sdn Bhd 8) East Asia Telecommunications Ltd 9) Worldwide Communications Technologies Ltd 10) Eridanes International N.V. 11) Usaha Tegas Equity Sdn Bhd 12) Usaha Tegas Sdn Bhd 13) Pacific States Investment Limited 14) Excorp Holdings N.V. 15) PanOcean Management Limited 16) Ananda Krishnan Tatparanandam 17) Global Multimedia Technologies (BVI) Ltd 18) Binariang GSM Sdn Bhd	02 July 2007	Bursa Securities Listing Requirements	C

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44494 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **03/07/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 3,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 5 July 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44675 OF 2007
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/07/2007**

Subject : MAXIS-DELISTING OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL OF MAXIS COMMUNICATIONS BERHAD FROM THE OFFICIAL LIST OF BURSA MALAYSIA SECURITIES BERHAD

Contents :

Kindly be advised that the entire issued and paid-up share capital of MAXIS will be removed from the Official List of Bursa Malaysia Securities Berhad with effect from **9.00 a.m., Friday, 13 July 2007**, pursuant to paragraph 8.15(5) of the Listing Requirements.

APPENDIX B

General Announcement

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/07/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD("MAXIS" OR "THE COMPANY") DELISTING OF THE ENTIRE ISSUED AND PAID UP CAPITAL OF MAXIS FROM THE OFFICIAL LIST OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")**

Contents :

The Board of Maxis wishes to announce that Bursa Malaysia Berhad has, *vide* its letter dated 10 July 2007, informed the Company, that pursuant to paragraph 8.15(5) of the Bursa Securities Listing Requirements, the entire issued and paid up capital of Maxis will be removed from the Official List of Bursa Securities with effect from 9:00 a.m., Friday, 13 July 2007.

This announcement is dated 10 July 2007

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Reference No **MC-070702-0AB1C**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Shield Estate N.V. ("SENV")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36, Curacao Netherlands Antilles**
NRIC/Passport No/Company No.	:	**82549**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which SENV has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No MC-070702-C8836

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	02/07/2007

Particulars of substantial Securities Holder

Name	:	Hj Affendi Bin Tun Hj. Mohd Fuad Stephens ("Affendi")
Address	:	2A, Jalan 4L, Ampang Jaya 68000 Selangor Darul Ehsan
NRIC/Passport No/Company No.	:	590103-12-6013
Nationality/Country of incorporation	:	Malaysian
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	25/06/2007 28/06/2007	1,918,674	
Transferred	28/06/2007	19,359,000	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.90% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	1,918,674
Indirect/deemed interest (%)	:	0.075
Total no of securities after change	:	2,537,374,098
Date of notice	:	29/06/2007

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which Affendi has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070702-C6793**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No.6 Jalan SS5B/5 Kelana Jaya 47301 Petaling Jaya Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn

Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.90% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which Dato' Badri has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007** **28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.90% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which Tun Hanif has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-C38A0**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Mohamad Shahrin Bin Merican ("MSM")**
Address	:	**No.458 Taman Ampang Utama 68000 Ampang Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**550405-02-5529**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd

(collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.90% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which MSM has a deemed interest after the acceptances is stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070702-23FC2**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.90% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, HNSB does do not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which HNSB has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-21AF4**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Maxis Holdings Sdn Bhd ("MHSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**354378-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007** **28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred : **(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and**

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

MHSB's deemed interest in the voting shares in Maxis in which Binariang has an interest arises by virtue of its 26.40% direct equity interest in SENV.

Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,918,674**
Indirect/deemed interest (%) : **0.075**
Total no of securities after change : **2,537,374,098**

Remarks
Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which MHSB has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-10F4D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**East Asia Telecommunications Ltd ("EAT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449877**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and**

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EAT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 34.782% in Maxis Holdings Sdn Bhd which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after	:	**2,537,374,098**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which EAT has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-1BA19**

Exemption File No.
082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/07/2007**

Particulars of substantial Securities Holder

Name : **Worldwide Communications Technologies Ltd ("WCT")**
Address : **Craigmuir Chambers**
P.O.Box 71, Road Town,
Tortola, British Virgin Islands
NRIC/Passport No/Company No. : **449637**
Nationality/Country of incorporation : **British Virgin Islands**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007** **28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

WCT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 48.913% in Maxis Holdings Sdn Bhd which in turn has a 26.40% direct equity interest in SENV.

Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,918,674**
Indirect/deemed interest (%) : **0.075**
Total no of securities after : **2,537,374,098**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which WCT has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-1E40A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

032-34780

Particulars of substantial Securities Holder

Name	:	**Eridanes International N.V. ("EINV")**
Address	:	**Kaya Verdi 44 (Kavel 75)** **Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**63756**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007** **28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EINV's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT").

EAT, GMT and WCT collectively own Maxis Holdings Sdn Bhd which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	

Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which EINV has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070702-CA9BB**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Equity Sdn Bhd ("UTE")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**209844-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTE's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTE holding 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest : **Deemed interest**

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which UTE has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Exempt File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070702-CF1B7**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

RECEIVED
2007 AUG -3 A 5:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Sdn Bhd ("UTSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**121062-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTSB holding 100% direct equity interest in Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE in turn has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which UTSB has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binarlang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-D12EE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	Pacific States Investment Limited ("PSIL")
Address	:	La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ
NRIC/Passport No/Company No.	:	39120
Nationality/Country of incorporation	:	Jersey, Channel Islands
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PSIL's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of PSIL holding 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which PSIL has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070702-D5754**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Excorp Holdings N.V. ("Excorp")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36 Curacao, N.A.**
NRIC/Passport No/Company No.	:	**76431**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

Excorp's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Pacific States Investment Limited ("PSIL") being held by Excorp.

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan

Sdn Bhd (collectively, "UT Subsidiaries") respectively.

		The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks
Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which Excorp has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-D91AA**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**PanOcean Management Limited ("PanOcean")**
Address	:	**La Motte Chambers, La Motte Street, St Heller, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**70421**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PanOcean's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Excorp Holdings N.V. ("Excorp") being held by PanOcean. Excorp in turn holds all the shares in Pacific States Investment Limited ("PSIL").

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara

Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Although PanOcean is deemed to have an interest in the shares of Maxis in which PSIL has an interest, PanOcean does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which PanOcean has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070702-DCDE3**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No.8 Taman U Thant Dua 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and
(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.
Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.
Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").
His deemed interests in the voting shares in Maxis arise by virtue of:-
a) his deemed interest in PanOcean Management Limited ("PanOcean"), the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.
PanOcean holds all the shares in Excorp Holdings N.V. which in turn holds all the shares in Pacific States Investment Limited ("PSIL").
PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").
UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.
The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Although he deemed to have an interest in the shares of Maxis in which PSIL has an interest, he does not has any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.
b) his controlling interest in Eridanes International N.V. ("EINV"), the immediate holding company of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd which in turn collectively own Maxis Holdings Sdn Bhd ("MHSB"). EINV has a 26.40% equity interest in SENV via MHSB;
c) his controlling interest in MAI Sdn. Berhad ("MAI"), the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). MAI has a 3.96% equity interest in SENV via WTSB; and
d) his controlling interest in MAI Holdings Sdn Bhd ("MAIH"), the immediate holding company of Pacific Fortune Sdn. Bhd which in turn has a direct equity interest of 100% in each of Ria Utama Sdn. Bhd. ("RUSB") and Tetap Emas Sdn. Bhd. ("TESB") respectively. MAIH has a 11.11% equity interest in SENV via RUSB and TESB.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	1,918,674
Indirect/deemed interest (%)	:	0.075
Total no of securities after change	:	2,537,374,098
Date of notice	:	29/06/2007

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which TAK has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Reference No **MC-070702-17E96**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02/07/2007**

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred :

(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

GMT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 16.304% in Maxis Holdings Sdn Bhd which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,918,674**
Indirect/deemed interest (%)	:	**0.075**
Total no of securities after	:	**2,537,374,098**

Remarks

Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which GMT has a deemed interest after the acceptances as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/07/2007**

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name	:	**Binariang GSM Sdn. Bhd.**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**264292-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 21,277,674 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/06/2007 28/06/2007**	**1,918,674**	
Transferred	**28/06/2007**	**19,359,000**	

Circumstances by reason of which change has occurred : **(a) Increase in the interest in the voting shares of Maxis arising from the acceptances of the Conditional Take-Over Offer by Binariang GSM Sdn. Bhd. ("Binariang") through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007 ("Offer"), received by Binariang between 25 June 2007 and 28 June 2007 in respect of 1,918,674 Maxis Shares which were determined as valid and complete in all respects following the close of the Offer on 22 June 2007; and**

(b) change in the registered holder of 19,359,000 Maxis Shares (acquired in the open market) which were previously registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd are now registered in the name of CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad Binariang GSM Sdn Bhd (Pledged Sec Acc) on 28 June 2007.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC, and has a direct interest in the said Maxis Shares.

Nature of interest	:	**Direct**
Direct (units)	:	**1,918,674**
Direct (%)	:	**0.075**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**2,537,374,098**
Date of notice	:	**29/06/2007**

Remarks
Notification was received by the Company on 2 July 2007.

The date of change is from 25 June 2007 to 28 June 2007.

The Registered holders of the Maxis shares over which Binariang has a direct interest after the acceptances as stated above is set out below :

Exemption File No. 082-34780

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,537,374,098 Maxis Shares

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **22** day of **June**, **2007**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**3,000**	-
[c] Amount paid on **1,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwis
		Not	Applicable					

Dated this 3rd day of July , 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,553,043,183** shares of RM0.10 each and the paid-up capital is **RM255,304,318.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	3,000
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	-
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 3,000

Dated this 3rd day of July , 2007

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

END